NCM Capital Investment Trust

April 13, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NCM Capital Investment Trust File Nos. 811-22015; 333-140534

Ladies and Gentlemen:

The NCM Capital  Investment  Trust (the "Trust"),  in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions  approving the Bond, which were adopted by the Board,  including  a majority of the  members  thereof  who are not  "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums  have been paid through the policy period ending on December 31, 2012.

Please contact the  undersigned at  513-587-3418  if you have any questions concerning this filing.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary